Exhibit (a)(5)(iv)

Media Contact	March 20, 2013
Casey Lassiter, 205-410-2777

Investor Relations Contact

Mary Ann Arico, 205-969-6175

Maryann.arico@healthsouth.com

HEALTHSOUTH ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

BIRMINGHAM, Ala.—HealthSouth Corporation (NYSE: HLS) today announced the preliminary results of its previously announced “modified Dutch auction” tender offer, which expired at 12:00 midnight New York City time, at the end of Tuesday, March 19, 2013.

Based on the preliminary count by Computershare, Inc., the depositary for the tender offer, 9,119,450 shares were validly tendered at or below the final purchase price of $25.50 per share and not properly withdrawn.

In accordance with the terms and conditions of the tender offer, and based on the preliminary count by the depositary, the Company expects to purchase approximately 9.1 million shares at a price of $25.50 per share, for a total cost of approximately $232.1 million (excluding fees and expenses relating to the tender offer).

The number of shares the Company expects to purchase in the tender represents approximately 9.5% of its common stock outstanding as of February 19, 2013, the last full trading day prior to the commencement of the tender offer. Based on preliminary results of the tender offer, the Company expects to have approximately 87.3 million shares of common stock outstanding immediately following payment for the shares purchased in the tender offer.

The number of shares to be purchased and the price per share under the tender offer are preliminary and may change based on the final confirmed numbers from the depositary. Final results will be announced within three business days. Payment for the shares accepted for purchase will commence promptly thereafter.

Questions and requests for information about the tender offer should be directed to the information agent for the offer, Georgeson, Inc. toll-free at 800-248-3170 or 212-440-9800 (call collect) in the United States and Canada or (for banks and brokers) to J.P. Morgan Securities LLC toll-free at 877-371-5947.

About HealthSouth

HealthSouth is the nation’s largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated and discharged, revenues, and number of hospitals. Operating in 27 states across the country and in Puerto Rico, HealthSouth serves patients through its network of inpatient rehabilitation hospitals, outpatient rehabilitation satellite clinics and home health agencies. HealthSouth’s hospitals provide a higher level of rehabilitative care to patients who are recovering from conditions such as stroke and other neurological disorders, orthopedic, cardiac and pulmonary conditions, brain and spinal cord injuries, and amputations. HealthSouth can be found on the Web at www.healthsouth.com.

Statements contained in this press release which are not historical facts, such as the final results of this tender offer, are forward-looking statements. In addition, HealthSouth, through its senior management, may from time to time make forward-looking public statements concerning guidance and the other matters described herein. All such estimates, projections, and forward-looking information speak only as of the date hereof, and HealthSouth undertakes no duty to publicly update or revise such forward-looking information, whether as a result of new information, future events, or otherwise. Such forward-looking statements are necessarily estimates based upon current information, involve a number of risks and uncertainties, and relate to, among other things, future events, HealthSouth’s plans to repurchase its debt or equity securities, effective income tax rates, HealthSouth’s business strategy, its financial plans, its future financial performance, or its projected business results or model, or its projected capital expenditures or its leverage ratio. Actual events or results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors. While it is impossible to identify all such factors, factors which could cause actual events or results to differ materially from those estimated by HealthSouth include, but are not limited to, the final number of shares tendered in this tender offer; any adverse outcome of various lawsuits, claims, and legal or regulatory proceedings involving HealthSouth, including the HHS-OIG investigations; potential disruptions, breaches or other incidents affecting the proper operation, availability, or security of HealthSouth’s information systems; significant changes in HealthSouth’s management team; HealthSouth’s ability to successfully complete and integrate de novo developments, acquisitions, investments, and joint ventures consistent with its growth strategy; changes, delays in (including in connection with resolution of Medicare payment reviews or appeals), or suspension of reimbursement for HealthSouth’s services by governmental or private payors; changes in the regulation of the healthcare industry at either or both of the federal and state levels, including as part of national healthcare reform and deficit reduction; competitive pressures in the healthcare industry and HealthSouth’s response thereto; HealthSouth’s ability to obtain and retain favorable arrangements with third-party payors; HealthSouth’s ability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment with often severe staffing shortages and the impact on HealthSouth’s labor expenses from potential union activity and staffing shortages; general conditions in the economy and capital markets; the increase in the costs of defending and insuring against alleged professional liability claims and its ability to predict the estimated costs related to such claims; and other factors which may be identified from time to time in HealthSouth’s SEC filings and other public announcements, including HealthSouth’s Annual Report on Form 10-K for the year ended December 31, 2012, as well as its subsequent filings with the SEC.

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